SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 5, 2022

List of materials

Documents attached hereto:

i) Press release: Notice Regarding the Status of Repurchase of Shares of Common Stock (Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

September 5, 2022
Sony Group Corporation

Notice Regarding the Status of Repurchase of Shares of Common Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to
Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved at the meeting of its Board of Directors held on May 10, 2022, as follows.

1. Class of shares repurchased:	Common stock of Sony
2. Total number of shares repurchased:	2,068,600 shares
3. Total purchase price for repurchased shares:	23,333,038,500 yen
4. Period of repurchase:	August 1, 2022 to August 31, 2022
5. Method of repurchase:	Open market purchase through the Tokyo StockExchange based on a discretionary trading contract

(For reference)
1. Details of resolution approved at the Board of Directors meeting held on May 10, 2022
（1）	Class of shares to be repurchased	Common stock of Sony
（2）	Total number of shares to be repurchased	25 million shares（maximum） （2.02% of total number of shares issued and outstanding (excluding treasury stock))
（3）	Total purchase price for repurchase of shares	200 billion yen（maximum）
（4）	Period of repurchase	May 11, 2022 to May 10, 2023
（5）	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

2. Total number and purchase price of shares repurchased pursuant to the resolution approved at the above-mentioned Board of Directors meeting (as of August 31, 2022)
（1）	Total number of shares repurchased	2,407,100 shares
（2）	Total purchase price for repurchased shares	26,991,182,000 yen

End of document